As filed with the Securities and Exchange Commission on September 30, 1996
===========================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                              _______________

                                 FORM S-20
                           REGISTRATION STATEMENT
                                   Under
                         The Securities Act of 1933
                              _______________

                      THE OPTIONS CLEARING CORPORATION
           (Exact name of registrant as specified in its charter)

                          440 South LaSalle Street
                                 Suite 2400
                          Chicago, Illinois  60605
                                312-322-6200

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Wayne P. Luthringshausen, Chairman
                      The Options Clearing Corporation
                          440 South LaSalle Street
                                 Suite 2400
                          Chicago, Illinois  60605
                                312-322-6200

             (Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.
==========================================================================

                                                CALCULATION OF REGISTRATION FEE
                                              -----------------------------------

                                                                     Proposed maximum    Proposed maximum
                                                   Amount to be      fee or charge per   aggregate fee or        Amount of
     Title of securities to be registered           registered             unit               charge         registration fee
    --------------------------------------       ---------------      ---------------     ---------------     ---------------
                                                   20,000,000*
  Puts and Calls BOUNDs, DIVS, OWLS and RISKS       Contracts             $.10**           $2,000,000**           $689.66

* Approximately 706,525,047 Puts and Calls (as of August 31, 1996) are being carried forward from Registration No. 333-3654, with respect to which a registration fee of $24,362.94 was paid.

**   Estimated solely for the purpose of calculating the registration fee on the basis of aggregate clearing fees charged by registrant in connection with the issuance of Option contracts.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
===========================================================================

Pursuant to Rule 429(b), the Prospectus contained in this Registration Statement is a Combined Prospectus that also relates to Registration No. 333-3654.

                   THE OPTIONS CLEARING CORPORATION

                            _______________

                         CROSS REFERENCE SHEET
                            _______________


     Pursuant to Rule 404(c) Showing Location in the Prospectus of
              Information Required by Items of Form S-20

              Item Number and Caption              Prospectus Section
             -------------------------            --------------------

          Forepart of the Registration
          Statement and Outside Front
          Cover Page of Prospectus  . .      Cover Page

          Description of Registrant . .      The Options Clearing
                                             Corporation

          Description of Securities to       Description of Options
          be Registered . . . . . . . .

PROSPECTUS




                   The Options Clearing Corporation


                            PUTS and CALLS,
                                BOUNDs
                                  and
                         DIVS, OWLS and RISKS


     This prospectus pertains to put and call options ("Puts" and "Calls"), BOUNDs, and DIVS, OWLS and RISKS (collectively, "DORs") issued by The Options Clearing Corporation ("OCC"). (Puts and Calls, BOUNDs and DORs are collectively referred to as "Options.")

     Certain types of transactions in options involve a high degree of risk and are not suitable for many investors. Investors should understand the nature and extent of their rights and obligations and be aware of the risks involved. An options disclosure document containing a description of the risks of options transactions is required, under U.S. Laws, to be furnished to options investors. That document is entitled CHARACTERISTICS AND RISKS OF STANDARDIZED OPTIONS. Investors may obtain it from their brokers. That document is not a part of this prospectus, and it is not incorporated herein by reference or otherwise.

Financial statements of OCC and certain additional information required to be contained in Part II of the registration statement of which this prospectus forms a part, other than exhibits, may be obtained without charge upon request from OCC. The exhibits required to be contained in Part II may be inspected at the offices of OCC or obtained from OCC or from the Securities and Exchange Commission ("SEC") upon payment of the applicable fee.



     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                    CONTRARY IS A CRIMINAL OFFENSE

                      ---------------------------

           The date of this prospectus is October __, 1996.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS ON BEHALF OF OCC OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY OCC. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OPTIONS IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER. THE DELIVERY OF THIS PROSPECTUS DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

     Certain Options issued by OCC and traded on U.S. exchanges may also be traded on non-U.S. exchanges. Options issued by OCC that are traded on non-U.S. exchanges are identical to Options having the same terms that are traded on U.S. exchanges. A United States investor desiring to effect transactions in OCC-issued Options on non-U.S. exchanges generally can do so through a United States broker who is a member of the non-U.S. exchange or who maintains an affiliation or correspondent relationship with a member of that exchange. Investors should bear in mind that non-U.S. exchanges and their non-U.S. member brokers are not subject to regulation by the SEC, are not generally subject to the requirements of the securities or other laws of the United States, and may not be subject to the jurisdiction of courts in the United States.

     "BOUNDs" is a service mark of the American Stock Exchange, Inc. "DIVS," "OWLS" and "RISKS" are service marks of Americus Stock Process Corp.

                   THE OPTIONS CLEARING CORPORATION

     OCC was incorporated in Delaware in 1972. OCC is owned equally by the U.S. exchanges that provide markets in Options. As of the date of this prospectus, those exchanges are the American Stock Exchange, Inc., the Chicago Board Options Exchange, Incorporated, the New York Stock Exchange, Inc., the Pacific Stock Exchange Incorporated, and the Philadelphia Stock Exchange, Inc.

     OCC's principal business consists of issuing Options, providing facilities for the clearance and settlement of transactions in Options, and providing incidental services to its Clearing Members and to the markets on which Options are traded. (Clearing Members are organizations generally securities firms that assume responsibility to OCC for the settlement of transactions in Options and the performance of the obligations undertaken by writers of Options.)

     OCC is managed by a board of directors consisting of nine directors who represent Clearing Members, one director representing each of the exchanges named above, one public director, and the chief executive officer of OCC.

     The principal executive offices of OCC are located at 440 South LaSalle Street, Chicago, Illinois 60605, telephone (312) 322-6200.

                        DESCRIPTION OF OPTIONS

GENERAL
     The Options covered by this prospectus are Puts and Calls, BOUNDs, and DORs issued by OCC. As of the date of this prospectus, Options are traded or approved for trading on common stocks and certain other equity securities, including preferred stocks, publicly traded limited partnership interests, and American Depository Receipts, all of which are included in the term "stock" as used in this prospectus. Puts and Calls are also currently traded or approved for trading on United States Treasury bonds, notes, and bills (sometimes referred to below as "debt instruments"), on foreign currencies, on stock indexes, and on the yields of certain Treasury securities. Stock, debt instruments, currencies, and indexes on which Options are traded are referred to as "underlying interests." Options may be traded on other underlying interests in the future.

     This prospectus contains a general description of the terms of Puts and Calls, BOUNDs and DORs. OCC has authority under its by-laws and rules to adjust the terms of outstanding Options under certain circumstances, and to suspend settlement obligations or specify an alternative performance in unusual situations.

PUTS AND CALLS
     Puts and Calls provide the right either to buy or to sell a specified amount of a particular underlying interest at a fixed or determinable exercise price by exercising the Option before its specified expiration time. An Option that gives a right to buy is a Call, and an Option that gives a right to sell is a Put.

     Some Puts and Calls call for the delivery of the underlying interest against payment of the exercise price. When an Option of that type is exercised, subject to limitations that may be imposed by OCC pursuant to its by-laws and rules, the exercising holder sells (in the case of a Put) or buys (in the case of a Call) the number of shares or other units of the underlying interest covered by the Option at the exercise price.

     Other Puts and Calls are "cash-settled." When a cash-settled Put or Call is exercised, the holder is entitled to receive a cash "exercise settlement amount." The exercise settlement amount is equal to the product of (i) the difference between the exercise price of the Option and the settlement value of the underlying interest as of a specified date and time (or, in the case of a capped Option that is automatically exercised, the cap price) and (ii) the number of units of the underlying interest covered by the Option, or, in the case of Options on indexes or yields, a fixed "multiplier."

     Certain Puts and Calls may provide for payments or deliveries prior to exercise, such as dividend equivalent payments.

     There are three "styles" of Puts and Calls American, European, and capped. Subject to certain limitations prescribed in the by-laws and rules of OCC, an American-style Put or Call may be exercised at any time prior to expiration. A European-style Put or Call or a capped Put or Call may be exercised only at expiration. In addition, a capped Put or Call will be automatically exercised if the value of the underlying interest on any trading day (determined at a specified time of day) equals or exceeds (in the case of a Call), or equals or is less than (in the case of a Put), the pre-established "cap price." Certain American-style and European-style Puts and Calls will be automatically exercised at expiration if they are in the money or in the money by a minimum amount. A Put or Call holder may determine from his broker whether and under what circumstances the Option will be automatically exercised; and, if the Option will not be automatically exercised, what steps the holder must take in order to exercise.

BOUNDs
     BOUNDs are "Buy-Write Options UNitary Derivatives" issued by OCC. The purchase of a BOUND is intended to be economically similar to the execution of a "buy-write" transaction, which would involve the simultaneous writing of a European-style Call and the purchase of the underlying stock. Unlike an actual buy-write transaction, however, the purchase of a BOUND is effected in a single transaction. As of the date of this prospectus, BOUNDs are traded or approved for trading only on common stocks. BOUNDs may be traded on other underlying interests in the future.

     Unlike Puts and Calls, BOUNDs do not involve the concepts of "exercise" and "assignment." Rather, if on the last day of trading before expiration the underlying stock closes at or below the strike price, a holder is entitled to receive, and a writer is obligated to deliver, the number of shares of the underlying stock covered by the BOUND. If on the last day of trading the underlying stock closes above the strike price, a BOUND holder is entitled to receive, and a writer is obligated to make, a cash payment equal to the strike price multiplied by the number of shares covered by the BOUND. This is the same economic result that accrues to a covered Call writer who maintains the position to the expiration of the Call.

     During the life of a BOUND, a BOUND writer is obligated to pay or deliver, and a holder is entitled to receive, "dividend equivalent" payments reflecting regular cash dividends and certain other distributions with respect to the underlying stock. No voting rights are created or transferred by a BOUND.

DORs
     DORs represent a theoretical division of an equity security into three components: DIVS, OWLS and RISKS. DIVS reflect regular cash dividends and certain other distributions on the underlying security during the DIVS term. OWLS reflect the value of the underlying stock at expiration, but not in excess of the strike price. RISKS reflect any appreciation of the underlying stock at expiration in excess of the strike price.

     Like BOUNDs, DORs do not involve the concepts of "exercise" and "assignment." If on the last day of trading before expiration the underlying stock closes at or below the strike price, a holder of an

OWLS is entitled to receive, and a writer of an OWLS is obligated to deliver, the number of shares of the underlying stock covered by the OWLS. A holder of a RISKS would receive nothing. If instead the underlying stock closes above the strike price, an OWLS holder would be entitled to receive, and an OWLS writer would be obligated to deliver, shares of the underlying stock with an aggregate value, based on the closing price, equal to the strike price multiplied by the number of shares covered by the OWLS. In that event, a RISKS holder would be entitled to receive, and a RISKS writer would be obligated to deliver, shares of the underlying stock with an aggregate value, based on the closing price, equal to the excess of the closing price over the strike price multiplied by the number of shares covered by the RISKS. Rights to fractional shares are settled in cash. During the term of a DIVS, a DIVS writer is obligated to pay or deliver, and a holder is entitled to receive, a dividend equivalent reflecting regular cash dividends and certain other distributions that are made. As with BOUNDs, no voting rights are created or transferred by DORs.

CERTIFICATELESS TRADING
     No certificates are issued to evidence Options. Investors look to the confirmations and statements that they receive from their brokers to confirm their positions as holders or writers of Options.

                          OBLIGATIONS OF OCC

     The obligations of OCC to holders and writers of Options are prescribed in its by-laws and rules, copies of which may be obtained as described under "Additional Information" below. The following is a brief summary of some, but not all, of those obligations, and is qualified in its entirety by the provisions of the by-laws and rules themselves.

1.  Acceptance and Rejection of Transactions
--------------------------------------------
     If a market reports an Option transaction to OCC on a timely basis, OCC ordinarily becomes obligated to "accept" the transaction that is, to issue the Option if the buyer was engaging in an opening purchase transaction or to cancel a pre-existing writer's position if the buyer was engaging in a closing purchase transaction on the following business day. When OCC issues Options, it assumes the obligations described below under "Exercise and Settlement." OCC has no obligation with respect to any transaction in Options unless and until the transaction is reported to OCC by the responsible market. In the case of foreign currency Options premiums denominated in a currency other than U.S. dollars, OCC reserves the right to reject even properly reported transactions if the Clearing Member representing the buyer fails to meet, when due, its total net premium obligations to OCC in that currency in the account in which the transaction was effected. If a transaction is rejected for nonpayment of premiums, the writer may have remedies under the rules of the market where the transaction took place.

2.  Exercise and Settlement
---------------------------
     When OCC issues a Put or Call, it becomes obligated to purchase (in the case of a Put) or sell (in the case of a Call) the underlying interest for the stated exercise price (or, in the case of a cash-settled Option, to pay the exercise settlement amount) if the Option is exercised. When OCC issues a BOUND or DOR, it becomes obligated to make dividend equivalent payments during the term of the Option and to deliver underlying stock or cash (in the case of a BOUND) or underlying stock (in the case of an OWLS or RISKS) at expiration. The procedures whereby OCC discharges these obligations are prescribed in the by-laws and rules of OCC, and are summarized below.

     After a Put or Call is exercised, OCC assigns the exercise to a Clearing Member whose account with OCC reflects the writing of an Option of the same series as the exercised Option. The assigned Clearing Member then becomes obligated to perform OCC's obligations on its behalf that is, to purchase the underlying interest (in the case of an exercised Put) or to sell the underlying interest (in the case of an exercised Call) for the specified exercise price, or to pay the exercise settlement amount in the case of a cash-settled Option.

     During the term of a BOUND or DIVS, each Clearing Member whose account with OCC reflects the writing of a BOUND or DIVS is obligated to make dividend equivalent payments to OCC. OCC, in turn, is obligated to make dividend equivalent payments to Clearing Members whose accounts reflect the purchase of BOUNDs or DIVS. Upon expiration, each Clearing Member whose account with OCC reflects the writing of a BOUND, OWLS, or RISKS, is obligated to perform OCC s settlement obligation on its behalf that is, to deliver underlying stock or cash (in the case of a BOUND) or underlying stock (in the case of an OWLS or RISKS).

     While an American-style Put or Call normally can be exercised at any time prior to its expiration, and a European-style or capped-style Put or Call Option ordinarily can be exercised at expiration, both OCC and the Put and Call Options markets have the authority to restrict the exercise of Puts and Calls, at certain times in specified circumstances. It also is possible that a court, the SEC or another regulatory agency having jurisdiction would impose a restriction which would have the effect of restricting the exercise of a Put or Call or the settlement of such exercises. If a restriction on exercise is imposed at a time when trading in the Option has also been halted, holders of that Option may be locked into their positions until either the restriction or the trading halt has been lifted. Certain restrictions could prevent exercise of a Put or Call through expiration, in which event the Option would expire worthless.

     A. STOCKS. Settlement obligations among Clearing Members calling for the delivery of stocks are discharged through stock clearing corporations. Like OCC, these clearing corporations are registered with the SEC as clearing agencies, and their rules are subject to SEC review. OCC reports delivery obligations and entitlements to the stock clearing corporation(s) designated for settlement purposes by the affected Clearing Members (or their agents). Each Clearing Member then looks to its own clearing corporation for settlement, and receives delivery of the underlying stock or any related payment (e.g., payment of the exercise price in the case of a Put or Call exercise), in accordance with the rules of that clearing corporation. The clearing corporation in turn looks to the other Clearing Member (if both Clearing Members designated the same clearing corporation), or to the stock clearing corporation designated by the other Clearing Member, for an offsetting delivery or payment. When a delivery obligation is submitted to one or more stock clearing corporations for settlement and not rejected by them, the responsibility for completing the settlement passes from OCC to the stock clearing corporation(s). This occurs on or prior to the settlement date, at a time determined by agreement between OCC and the stock clearing corporations. After that time, OCC has no further responsibility to its Clearing Members for the delivery obligation or any related payments. Instead, rights and responsibilities run between the affected Clearing Members and their respective stock clearing corporations. In unusual circumstances, OCC may require that particular settlements (or settlements generally) be made directly between the affected Clearing Members, in which case OCC remains obligated until settlement is made with the Clearing Member representing the holder of the exercised Put or Call or the expired BOUND, OWL, or RISK, as the case may be.

     B. CASH SETTLEMENTS. Exercises of cash-settled Options (and any cash payments required on expiration of BOUNDS, OWLS, and RISKS) are settled through OCC. The settlement amount is credited to the receiving Clearing Member's settlement account with OCC and charged to the account of the Paying Clearing Member. OCC's obligations are discharged when the settlement amount is credited to the account of the receiving Clearing Member. In the future, exchanges may introduce Options with settlement amounts payable in currencies other than U.S. dollars. OCC and Clearing Members would pay and receive such amounts through banking channels that make the relevant currency available to the recipient in the country of origin.

     Cash settlement amounts are calculated based upon values or prices for the underlying interests determined in accordance with procedures specified in the by-laws and rules of OCC or in the rules of the exchanges on which the Options are traded. Special discretionary procedures for determining settlement amounts may apply when values or prices of the underlying interests are unreported or otherwise unavailable or have been affected by trading halts or other unusual conditions.

     C. DEBT INSTRUMENTS. Exercises of Puts and Calls requiring delivery of debt instruments are settled directly between the exercising and the assigned Clearing Members or their agents. OCC's obligations are discharged when the aggregate exercise price in the case of a Put, or the deliverable underlying debt instrument in the case of a Call, is delivered to the exercising Clearing Member. Exercises of Puts and Calls requiring delivery of debt instruments may in the future be settled through clearing corporations under arrangements similar to those described in paragraph A above.

     D. FOREIGN CURRENCIES. Exercises of Puts and Calls requiring delivery of foreign currencies are settled through OCC. Currencies are delivered to OCC, and redelivered by OCC to the receiving Clearing Members, through banking channels that make the underlying currency available to the recipient in the country of origin. Exercise prices are paid to OCC, and credited by OCC to the accounts of the delivering Clearing Members, either through OCC's regular cash settlement system or through the banking channels used for delivery of the underlying currencies. Certain foreign currency Options have exercise prices that are denominated in currencies other than U.S. dollars (e.g., Options to purchase British pounds at exercise prices denominated in Japanese yen). Payment of exercise prices denominated in foreign currencies and delivery of the underlying currencies are effected through banking arrangements established for that purpose by OCC in the country of origin of the currency being paid or delivered.

     Clearing Members may arrange in some cases for delivery of underlying foreign currency and payment of exercise prices to be made directly between a customer's bank account and an OCC correspondent bank. In some cases, OCC may act as an agent for The Intermarket Clearing Corporation ("ICC"), a subsidiary of OCC, in making foreign currency settlements with Clearing Members, and settlements between OCC and ICC may be netted. ICC's settlement procedures are the same as OCC's. OCC's obligations to the exercising Clearing Member are discharged when the aggregate exercise price in the case of a put, or the underlying currency in the case of a call, is delivered to the Clearing Member. However, OCC and ICC in the future may adopt rules providing that their obligations will be discharged at the time the foreign currency or aggregate exercise price, as the case may be, is transferred to an OCC correspondent bank that is obligated to complete the settlement.

     E. NET SETTLEMENT. If a Clearing Member is obligated both to purchase and to sell a particular underlying interest for the same exercise price on the same exercise settlement date, or, in the case of BOUNDs and DORs, deliver and receive the same underlying interest, OCC may offset the Clearing Member's obligations against each other, so that only the net obligation will have to be settled as described above. Where an exercise is settled by offset, OCC has no further responsibility in respect of that exercise. OCC may net a Clearing Member's obligations with respect to Puts and Calls on foreign currencies even where the purchase and sale are at different exercise prices. In that event, the difference in exercise prices is settled in cash between OCC and the Clearing Member.

     F. SETTLEMENT WITH CUSTOMERS. The foregoing describes the system for settlements among OCC and its Clearing Members. Clearing Members settle independently with their customers (or with brokers representing customers). OCC has no responsibility for settlements between a Clearing Member or broker and its customer or for the funds or securities of a customer that are held by a Clearing Member or broker.

     G. SHORTAGES OF UNDERLYING INTERESTS. In certain circumstances involving shortages of underlying securities or currencies or in other unusual situations, OCC has the power to impose special settlement procedures. These special procedures may involve delaying settlements or fixing of cash settlement prices in lieu of delivery of the underlying security or currency. In such circumstances OCC also may prohibit the exercise of Puts by holders who would be unable to deliver the underlying security or currency on the exercise settlement date. In the event of a shortage of an underlying debt instrument, OCC may permit the delivery of other, generally comparable securities, and may adjust the exercise prices of affected Puts and Calls to compensate for such substitute deliveries. While these special settlement procedures currently only apply to Puts and Calls, OCC is considering adopting comparable procedures for BOUNDs and DORs, both with respect to settlement obligations and non-cash dividend equivalent payments.

3.  Remedies
-------------

     A. GENERAL RULE. If a Clearing Member is suspended by OCC, with the result that a settlement will not occur in the ordinary course, or if a Clearing Member fails to make a settlement that was to have been made directly with another Clearing Member or an exercise of foreign currency Options, OCC may require that any underlying interest be bought in or sold out by the non-defaulting party. Losses on such transactions constitute senior claims against certain assets of the defaulting Clearing Member in the possession of OCC, and are compensable out of OCC's Clearing Funds (see "The Back-Up System") to the extent that those assets are insufficient. In addition, losses sustained by the holder of an Option would constitute claims against the general assets of OCC.

     B. SETTLEMENTS THROUGH STOCK CLEARING CORPORATIONS. After responsibility for completing a settlement passes to one or more stock clearing corporations as described above, the affected Clearing
Members have no further rights against OCC or any assets in its possession.

     C. CASH-SETTLED PRODUCTS. If a Clearing Member that is obligated to make a cash settlement payment fails to pay the settlement amount to OCC, OCC is nevertheless obligated to settle with all Clearing Members that are entitled to receive cash settlement payments from OCC.

     D. TENDER OFFERS, ETC. If a Clearing Member fails to make timely delivery of an underlying security on the settlement date, and as a result another party is unable to deliver the security in sufficient time to participate in a tender offer, exchange offer, or other transaction, the Clearing Member that failed to make timely delivery may be held liable for any loss sustained by the other party.

Similarly, a Clearing Member may seek to hold its customer liable for losses sustained due to the customer's failure to make timely delivery.

4.  The Back-Up System
-----------------------

     OCC's settlement procedures are designed so that for every outstanding Option there will be a writer and a Clearing Member that is or that represents the writer of an Option of the same series who has undertaken to perform OCC's settlement obligations. As a result, no matter how many Options of a given series may be outstanding at any time, there will always be a group of writers of Options of the same series who, in the aggregate, have undertaken to perform OCC's settlement obligations with respect to such Options.

     A customer who writes an Option is contractually bound to its broker to perform in accordance with the terms of the Option. These contractual obligations are secured by the securities or other margin that the customer is required to deposit with its broker.

     Clearing Members are contractually bound to perform their obligations to OCC regardless of whether their customers perform. Standing behind a Clearing Member's obligations are the Clearing Member's net capital, the Clearing Member's margin deposits with OCC, OCC's lien and setoff rights with respect to certain of the Clearing Member's assets, and the Clearing Funds.

     A. THE CLEARING MEMBER'S NET CAPITAL. Every U.S. Clearing Member must have an initial net capital (as defined in SEC rules) of $1 million or more, depending on the nature and magnitude of its assets and obligations. A Clearing Member's net capital may fall to less than that amount as a result of transactions in the regular course of business, but a Clearing Member may not engage in or clear any opening transaction if its net capital falls below $750,000 or a greater amount determined in accordance with the rules of OCC. A Clearing Member's net capital, however, would be subject to claims by creditors other than OCC. Certain non-U.S. Clearing Members may elect to comply with alternative financial requirements. These alternative requirements may be more or less stringent than those applicable to U.S. Clearing Members.

     OCC obtains certain financial reports from each Clearing Member on a monthly basis, and may require more frequent reports. In appropriate cases, OCC may impose restrictions on a Clearing Member's operations, such as a prohibition on opening transactions or a requirement that the Clearing Member reduce or eliminate certain writing positions.

     When Options issued by OCC are traded on non-U.S. exchanges, clearinghouses associated with those exchanges ("Associate Clearinghouses") may maintain Options accounts with OCC. The financial and reporting requirements applicable to Associate Clearinghouses, as well as OCC's ability to impose restrictions on positions carried by

Associate Clearinghouses, are subject to agreements between OCC and the Associate Clearinghouses.

     B. THE CLEARING MEMBER'S MARGIN DEPOSITS. Subject to certain exceptions described below, each Clearing Member is required to deposit and maintain margin with OCC with respect to each Option for which it represents the writer. Several different forms of margin are permitted, including cash, marketable securities and bank letters of credit, and certain margin assets may be denominated in foreign currencies. OCC may in the future accept margin deposits in still other forms.

     The amount of margin is specified by OCC in accordance with its rules, and may be reduced to the extent a Clearing Member is permitted or required to pledge to OCC certain Options positions carried in their accounts with OCC. OCC may require any Clearing Member to deposit higher margins at any time in the event it deems such action necessary and appropriate in the circumstances to protect the interests of other Clearing Members, OCC or the public. OCC may waive a margin deposit that would otherwise be required to be made if it determines that the waiver is advisable in the public interest and for the protection of investors and is consistent with maintaining OCC s financial integrity.

     OCC has implemented "cross-margining" arrangements between itself and various commodity clearing organizations. Under these arrangements, Clearing Members that are also members of one or more of the participating commodity clearing organizations, or that have affiliates that are members of such clearing organizations, can pledge positions in certain Options to secure obligations in respect of positions in related futures and futures options and vice versa. The obligations of one or more participating commodity clearing organizations are substituted in whole or in part for the Clearing Member's obligations to deposit margin in respect of cross-margined Option writing positions. Margin deposited in satisfaction of any remaining margin requirement in respect of cross-margined Options, futures and futures options positions is held jointly for the benefit of OCC and the participating commodity clearing organizations.

     OCC also functions as an intermediary in stock lending and borrowing transactions among participating Clearing Members. Positions representing the rights and obligations of the borrowing or lending Clearing Member to OCC are carried in the Clearing Member's accounts at OCC. A Clearing Member's margin requirement reflects the increase or decrease in risk to OCC associated with the inclusion of those positions in an account.

     Margin deposited by a Clearing Member may be applied only to the obligations of that Clearing Member and its designated affiliates and may not be applied to the obligations of other Clearing Members or the obligations of OCC itself.

     In lieu of depositing margin with respect to writing positions in certain Options, a Clearing Member may deposit the underlying interest, or, in the case of index Options, a combination of cash and marketable securities. In lieu of depositing margin with respect to Puts on common stocks, a Clearing Member may deposit Treasury bills in an amount at least equal to the exercise price. In the future OCC may also accept cash and/or short-term government securities other than Treasury bills as margin for Puts on common stocks. Cash and securities deposited in lieu of margin must be placed with a depository satisfactory to OCC under agreements requiring their delivery or liquidation and payment of the proceeds in the event that the writer is required to perform its settlement obligations with respect to the position covered by the deposit.

     OCC has no reason to believe that any depository holding margin deposits or deposits made in lieu of margin will not deliver them in accordance with the terms of its agreement with OCC, or that any bank will not honor letters of credit issued to OCC for margin purposes. However, there can be no assurance that a bank or other depository will not delay or default in performing these or other obligations to OCC, or be restrained by court order or regulatory action from performing these obligations, and such delays or defaults could adversely affect OCC's ability to perform its obligations as the issuer of Options.

     C. OCC'S LIEN AND SETOFF RIGHTS. OCC has a lien on, and setoff right against certain securities, margin deposits, funds and other assets maintained in a Clearing Members accounts with OCC. If a Clearing Member does not perform its obligations to OCC, these assets may be sold or converted to cash and the proceeds applied to the performance of the Clearing Member's obligations to OCC (such application being limited, in certain cases, to obligations arising from the same account in which the assets were held).

     D. THE CLEARING FUNDS. OCC's rules provide for Clearing Funds composed of mandatory deposits by Clearing Members. These funds are for the protection of OCC and are not general indemnity funds available to other persons, such as customers of Clearing Members. The amounts of these Funds vary over time, based on formulas designed to reflect OCC's risk exposure. The proportionate contribution of each Clearing Member takes into account the size of the Clearing Member's positions relative to the positions of all Clearing Members. All Clearing Fund deposits must be made in cash or by the deposit of government securities having a maturity of ten years or less, except that OCC may agree with an Associate Clearinghouse that its Clearing Fund deposit may be made in different or additional forms.

     If a Clearing Member fails to discharge any obligation to OCC in connection with Options or stock loan/borrow transactions, its deposits to the Clearing Funds may be applied to the discharge of that obligation. If a Clearing Member's obligation to OCC exceeds its deposits to the Clearing Funds, the amount of the deficiency may be charged by OCC on a predetermined basis against all other Clearing Members' deposits to the Clearing Funds. OCC also may charge to the Clearing Funds, on the same basis, certain other losses resulting from its business as a clearing agency and issuer of securities. Whenever amounts are paid out of Clearing Funds as a result of such a charge, Clearing Members are required promptly to make good any deficiency in their deposits resulting from such payment, except that a Clearing Member is not required to pay more than an additional 100% of the amount of its prescribed deposits to a Clearing Fund if it ceases to clear Transactions in Options of the types for which the applicable Clearing Fund was established and promptly closes out or transfers all of its positions in such Options.

     Under certain limited circumstances, OCC may borrow against the Clearing Funds on a short term basis to meet obligations arising out of the suspension of a Clearing Member and related actions taken by OCC or to cover losses resulting from bank or clearing organization failures.

     OCC will also have available its own assets in the event that the Clearing Funds are insufficient. However, these assets are small relative to the magnitude of OCC's potential obligations.

                        ADDITIONAL INFORMATION

     Certain additional information, which is neither part of this prospectus nor incorporated herein in any way, can be obtained as described below:

     1.   The document entitled CHARACTERISTICS AND RISKS OF
          STANDARDIZED OPTIONS referred to on the cover page of this prospectus may be obtained by U.S. customers from their brokers.

     2. The by-laws and rules of OCC, as the same may be amended from time to time, are filed with the SEC under the Securities Exchange Act of 1934. These filings may be obtained from the SEC upon payment of the fees prescribed by the SEC.

     3. The constitutional provisions, rules, regulations and other requirements of the U.S. exchanges that are authorized to provide markets in Options, and of the stock clearing corporations through which stock based Options are settled, are required to be filed with the SEC. These filings may be obtained from the SEC upon payment of the fees prescribed by the SEC. Copies of corresponding documents relating to non-U.S. exchanges that provide markets in Options may be obtained in accordance with the rules applicable to those exchanges. OCC is not responsible for the content, interpretation, sufficiency or enforcement of such provisions, rules, regulations, other requirements or documents.

     4. The financial statements of OCC and certain other information may be obtained as described on the cover page of this prospectus.

                                PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

     OCC's by-laws provide for a board of directors consisting of nine Member Directors elected by Clearing Members, one Exchange Director designated by each of the self-regulatory organizations authorized to provide a market in Options, one Public Director who is not affiliated with any national securities exchange or national securities association or any broker or dealer in securities, and one Management Director who is the chief executive officer of OCC. The nine Member Directors, who are selected by a Nominating Committee (or by vote of the Clearing Members where nominees have been proposed by petition), are divided into three classes whose terms are staggered so that three directors are elected each year. The Exchange Directors are elected for a term of one year. The Public Director (who is nominated by the Chairman of the Board with the approval of the Board of Directors) is elected for a term of two years. The Nominating Committee is composed of six representatives of Clearing Members who are elected in the same manner as Member Directors. Terms expire in April of each year.

     As of the effective date of this Registration Statement, the directors and executive officers of OCC are as follows:


                               DIRECTORS

     WAYNE P. LUTHRINGSHAUSEN, age 52, has been the Management
Director of OCC since 1973. He has served as Chairman of the Board and Chief Executive Officer of OCC for over five years. His present term as a director of OCC expires in April, 1997.

     MARC L. BERMAN, age 50, has been a Member Director of OCC since 1992. Mr. Berman has been the Vice President and Managing Director of SBC Derivatives, Inc., a Clearing Member of OCC, and Managing Director/Legal Affairs of Swiss Bank Corporation, the parent of SBC Derivatives, Inc., since 1992. Mr. Berman was General Counsel of O'Connor & Associates from 1986 until 1992 and was a partner of that firm from 1989 until its assets were acquired by SBC Capital Markets Inc. in January, 1995. His present term as a director of OCC expires in April, 1998.

     W. GORDON BINNS, JR., age 67, has been a Public Director of OCC since 1993. Mr. Binns has been a member of the Investment Advisory Committee of the Virginia Retirement System (and its chairman until June 30, 1996) since 1994. He was President and Chief Executive Officer of General Motors Investment Management Corporation from 1990 until 1994, and was Vice President of General Motors and its Chief Investment Funds Officer from 1986 until 1994. Mr. Binns serves as a director of Equity Fund of Latin America, Commonwealth Equity Fund, the Chicago Mercantile Exchange, and Taubman Centers, Inc.. Mr. Binns also serves on several non-profit boards. His present term as a director of OCC expires in April, 1997.

     WILLIAM F. DEVIN, age 57, has been a Member Director of OCC since 1994. Mr. Devin has been Executive Vice President of Fidelity Capital Markets, a division of National Financial Services
Corporation, a securities firm and a Clearing Member of OCC, since 1986. His present term as a director expires in April, 1997.

     DOUGLAS J. ENGMANN, age 49, has been a Member Director of OCC since 1992. Mr. Engmann has been President and co-founder of Sage Clearing L.P., a securities firm and a Clearing Member of OCC since 1980. His present term as a director of OCC expires in April, 1999.

     FREDDY ENRIQUEZ, age 55, has been a Member Director of OCC since April, 1995. Mr. Enriquez has been the First Vice President and Director of Global Equity Operations for Merrill Lynch Pierce Fenner & Smith, Inc., a securities firm and a Clearing Member of OCC, since 1992. From 1982 to 1992, Mr. Enriquez was the Vice President of Global Equity Operations for Merrill Lynch Pierce Fenner & Smith, Inc. His present term as a director of OCC expires in April, 1998.

     NICHOLAS A. GIORDANO, age 53, has been an Exchange Director of OCC, representing the Philadelphia Stock Exchange, Inc., since 1978. Mr. Giordano has been President and Chief Executive Officer of that exchange since 1981. His present term as a director of OCC expires in April, 1997.

     ALFRED J. GOLDEN, age 62, has been a Member Director of OCC since 1992. Mr. Golden has been Executive Vice President and Director of Operations of Dean Witter Reynolds, Inc., a securities firm and a Clearing Member of OCC, since 1985. Mr. Golden also serves as a director of the National Securities Clearing Corporation. His present term as a director of OCC expires in April, 1997.

     ROBERT M. GREBER, age 58, has been an Exchange Director of OCC, representing the Pacific Stock Exchange, Incorporated, since April, 1996. Mr. Greber has been Chairman and Chief Executive Officer of that exchange since January, 1996. Mr. Greber was President and Chief Operating Officer for that exchange from 1992 to 1996, and was the Executive Vice President for Marketing and Strategic Planning for that exchange from 1990 to 1992. His present term as a director of OCC expires in April, 1997.

     M. BLAIR HULL, age 54, has been a Member Director of OCC since 1993. Mr. Hull has been the Managing Principal, and was the founder, of Hull Trading Company, LLC, a securities firm and a Clearing Member of OCC, since 1985. His present term as a director of OCC expires in April, 1997.

     EDWARD J. JOYCE, age 44, has been an Exchange Director of OCC, representing the Chicago Board Options Exchange, Incorporated, since 1991. He has been an Executive Vice President-Trading Operations of that exchange since 1987. His present term as a director of OCC expires in April, 1997.

     DAVID KRELL, age 50, has been an Exchange Director of OCC, representing the New York Stock Exchange, Inc., since November, 1995. Mr. Krell has been a Vice President of that Exchange since 1984. His present term expires in April, 1997.

     WILLIAM A. ROGERS, age 57, has been a Member Director of OCC since April, 1994. Mr. Rogers has been the Chief Executive Officer of Wayne Hummer Investments, LLC, a securities firm and a Clearing Member of OCC, for over five years. Mr. Rogers also serves as a director of the National Association of Securities Dealers, Inc. His present term as a director of OCC expires in April, 1997.

     HARVEY SILVERMAN, age 55, has been the Vice Chairman of the Board of OCC since 1994 and a Member Director of OCC since 1993. Mr. Silverman has been the Senior Managing Director and Chief Operations Officer of Spear, Leeds & Kellogg, a securities firm and a Clearing Member of OCC, since 1988. Mr. Silverman also serves as a member of the Board of Governors of the American Stock Exchange. His present term as a director of OCC expires in April, 1999.

     JOSEPH STEFANELLI, age 57, has been an Exchange Director of OCC, representing the American Stock Exchange, Inc., since December, 1995. Mr. Stefanelli has been Executive Vice President of that exchange since 1993, and prior to that time had been a Senior Vice President of that exchange. His present term as a director of OCC expires in April, 1997.

     MELVIN B. TAUB, age 52, has been a Member Director of OCC since April, 1996. Mr. Taub has been a Senior Executive Vice President and Director of Securities Operations and Information Services at Smith Barney, Inc., a securities firm and a Clearing Member of OCC, since 1991. Mr. Taub also serves as a Director of the National Securities Clearing Corporation and is a member of the NASDAQ Industry Advisory Committee. His present term as a director of OCC expires in April, 1998.

                    NON-DIRECTOR EXECUTIVE OFFICERS

     PAUL G. STEVENS, JR., age 52, has been President and Chief
Operating Officer of OCC since 1989, and has been the Treasurer and Chief Financial Officer of OCC since 1994.

     GEORGE S. HENDER, age 54, has been Senior Executive Vice
President of OCC since 1990 and was General Counsel of OCC from 1992 until 1994.

     RALPH E. PFAFF, age 58, has been Executive Vice President and Corporate Information Officer of OCC since 1984.

     NICHOLAS J. FERGADIS, age 58, has been a Senior Vice President of OCC since 1982 and Chief Administrative Officer of OCC since 1986.

ITEM 5.  LEGAL PROCEEDINGS.

None.

ITEM 6.  LEGAL OPINIONS AND EXPERTS.

     The opinion of Schiff Hardin & Waite, Chicago, Illinois, general counsel to OCC, as to the legality of the securities being registered is filed as an exhibit to this Registration Statement.

     The consolidated Financial Statements of the Company as of December 31, 1995 and 1994, and for the years then ended, included in this Registration Statement have been audited by Deloitte and Touche LLP, Independent Auditors, as dated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ITEM 7.  FINANCIAL STATEMENTS.

     There are set forth below the audited statements of consolidated financial condition of OCC and subsidiaries as of December 31, 1995 and 1994, and the related statemetns of consolidated income and retained earnings for each of the three years in the period ended December 31, 1995.

ITEM 8.  UNDERTAKINGS.

     1. The undersigned registrant hereby undertakes to file a post-Effective Amendment not later than 120 days after the end of each fiscal year subsequent to that covered by the financial statements presented herein, containing financial statements meeting the requirements of Regulation S-X and the supplementary financial information specified by Item 302 of Regulation S-K.

     2. The undersigned registrant hereby undertakes not to issue, clear, guarantee or accept any securities registered herein until there is a definitive options disclosure document meeting the requirements of Rule 9b-1 of the Securities Exchange Act of 1934 with respect to the class of Options.

The Options Clearing Corporation and Subsidiaries
Statements of Consolidated Financial Condition
1995 Financial Statements

  December 31                                                                    1995              1994
  Assets:                Current Assets:
                         Cash and cash equivalents                          $18,488,816        $12,510,290
                         Accounts receivable                                  5,569,166          5,188,977
                         Exchange billing receivable  Note 9                  6,395,451          5,982,965
                         Due from participant exchanges  Note 9                 708,873            879,577
                         Other current assets                                 2,496,428          2,710,955
                         Deferred income taxes  Note 10                       1,411,729          1,171,656
                                                                            -------------------------------
                                Total Current Assets                         35,070,463         28,444,420

                         Property and Equipment:
                         Data processing equipment, furniture, etc.           6,664,817          7,515,242
                         Building and leasehold improvements                  4,125,417          4,509,990
                         Total property and equipment                        10,790,234         12,025,232
                         Less accumulated depreciation and amortization      (9,076,743)        (9,984,193)
                         Property and equipment-net                           1,713,491          2,041,039

                         Clearing fund  Note 4                              461,232,000        400,353,000
                         Other assets                                           746,521            184,039
                         Deferred income taxes Note 10                        1,133,344            740,073
                                                                            -------------------------------
                                Total Assets                               $499,895,819       $431,762,571
                                                                            ===============================

  Liabilities and
  Shareholders'
  Equity:                Current Liabilities:
                         Accounts payable                                    $1,377,946         $1,391,458
                         SEC fees payable                                     6,059,954          4,945,423
                         Income taxes payable                                   709,966            170,242
                         Refundable clearing fees  Note 7                     1,723,550          1,292,468
                         Exchange billing payable  Note 9                     6,395,451          5,982,965
                         Other accrued expenses                               5,416,770          2,682,953
                                                                            -------------------------------
                                Total Current Liabilities                    21,683,637         16,465,509
                                                                            -------------------------------

                         Clearing fund  Note 4                              461,232,000        400,353,000
                         Commitments and contingent liabilities
                             Notes 2, 3, 4, 5, 8, 13

                         Shareholders' Equity  Note 5:
                             Common stock                                       600,000            600,000
                             Paid-in capital                                  1,393,332          1,393,332
                             Retained earnings                               15,320,183         13,284,063
                                                                            -------------------------------
                                Total                                        17,313,515         15,277,395
                          Less treasury stock                                  (333,333)          (333,333)
                                                                            -------------------------------
                             Total Shareholders' Equity                      16,980,182         14,944,062
                                                                            -------------------------------
                                Total Liabilities and Shareholders'
                                Equity                                     $499,895,819       $431,762,571

                                                                            ===============================

See Notes to Consolidated Financial Statements

The Options Clearing Corporation and Subsidiaries
Statements of Consolidated Financial Condition
1995 Financial Statements

 December 31                                                     1995              1994             1993
 Revenues:         Clearing fees  Note 7                     $47,011,981      $44,499,820      $38,088,237
                   Interest                                    2,255,708        1,078,747          927,890
                   Disclosure documents                          390,369        1,502,545          233,234
                   Data processing service fees                2,023,754        2,029,553        1,856,987
                   Other                                       3,910,274        3,508,572        3,230,992
                                                            -----------------------------------------------
                          Total Revenues                      55,592,086       52,619,237       44,337,340
                                                            -----------------------------------------------

 Expenses:         Employee costs                             22,507,972       20,719,708       20,499,250
                   Data processing costs                      10,154,623        9,506,589        7,458,254
                   Professional fees                           6,082,934        4,537,648        2,662,111
                   General and administrative  Note 9          7,332,590        7,093,871        6,998,345
                   Disclosure documents                          279,515        1,211,891          219,832
                   Rental, other than data processing
                       equipment                               5,135,437        3,764,890        3,837,638
                   Depreciation and amortization                 861,619          781,003          841,910
                                                            -----------------------------------------------
                          Total Expenses                      52,354,690       47,615,600       42,517,340
                                                            -----------------------------------------------
                   Income before provision for taxes on
                       income                                  3,237,396        5,003,637        1,820,000
                                                            -----------------------------------------------
                   Provision for Taxes on Income Note 10
                       Federal-current                         1,419,724        1,653,386        1,160,684
                       State and local-current                   414,896          412,336          139,101
                       Federal-deferred                         (500,008)         (19,963)        (539,765)
                       State-deferred                           (133,336)          (2,348)         (63,502)
                                                            -----------------------------------------------
                          Total Provision for Taxes on
                          Income                               1,201,276        2,043,411          696,518
                                                            -----------------------------------------------
                   Net income
                       [Earnings per Class B common
                       share 1995, $81.44; 1994, $118.41;
                       1993, $40.85]  Notes 1 and 5            2,036,120        2,960,226        1,123,482
                                                            -----------------------------------------------
                   Retained Earnings, Beginning of Year       13,284,063       10,323,837        9,200,355
                                                            -----------------------------------------------
                   Retained Earnings, End of Year            $15,320,183      $13,284,063      $10,323,837
                                                            ===============================================

See Notes to Consolidated Financial Statements.

The Options Clearing Corporation and Subsidiaries
Statements of Consolidated Financial Condition
1995 Financial Statements

 December 31                                                              1995         1994          1993
 Cash Flows from
 Operating
 Activities:            Net income                                  $2,036,120     $2,960,226    $1,123,482
                        Adjustments to Reconcile Net Income to Net
                            Cash Flows from Operating Activities:
                        Depreciation and amortization                  861,619        781,003       841,910
                        Deferred income taxes                         (633,344)       (22,311)     (603,267)
                        Disposal of assets                             225,941
                        Changes in Balance Sheet Items:
                        Accounts receivable                           (621,972)      (796,865)   (1,031,111)
                        Other current assets                           214,527     (1,736,750)       81,077
                        Accounts payable and accrued expenses        4,247,322      1,532,684       302,444
                        Refundable clearing fees                       431,082       (981,512)    1,417,604
                        Income tax payable                             539,724     (1,092,499)      756,083
                                                                   -----------------------------------------
                        Net cash flows from operating activities     7,301,019        643,976     2,888,222
                                                                   -----------------------------------------
 Cash Flows from
 Investing
 Activities:            Capital expenditures                          (760,012)      (378,076)     (184,879)
                        Other-net                                     (562,481)        99,264      (110,585)
                                                                   -----------------------------------------
                        Net cash flows from investing activities    (1,322,493)      (278,812)     (295,464)
                                                                   -----------------------------------------
 Cash Flows from
 Financing
 Activities:            Purchase of Treasury Stock                           -       (333,333)            -
                                                                   -----------------------------------------
                        Net increase in cash and cash equivalents    5,978,526         31,831     2,592,758
                        Cash and cash equivalents,
                          Beginning of Year                         12,510,290     12,478,459     9,885,701
                                                                   -----------------------------------------
                        Cash and cash equivalents, End of Year     $18,488,816    $12,510,290   $12,478,459
                                                                   =========================================
                        Supplemental disclosure of cash flow
                            information:
                        Cash paid for income taxes                  $1,849,691     $3,262,473      $364,759
                                                                   =========================================

See Notes to Consolidated Financial Statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
     The consolidated financial statements include the accounts of The Options Clearing Corporation ("OCC") and its wholly-owned subsidiaries, The Intermarket Clearing Corporation ("ICC") and International Clearing Systems, Inc. ("ICSI"). All intercompany balances and transactions have been eliminated in consolidation. References to the "Clearing Corporation" will include both OCC and its subsidiaries, as applicable. Certain amounts in the financial statements are based on management estimates which may differ from actual outcomes.

CASH AND CASH EQUIVALENTS
     Cash and cash equivalents are comprised primarily of United States Government securities held under agreements issued by major banking institutions, which mature on the next business day. During the term of the agreements, the underlying securities are transferred through the Federal Reserve System to a custodial account maintained by the issuing bank for the benefit of the Clearing Corporation. The Clearing Corporation considers all highly liquid debt instruments with a maturity of three months or less from the date of purchase to be cash equivalents.

PROPERTY AND EQUIPMENT
     Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using straight-line and accelerated methods based on estimated useful lives of five to twenty years. Leasehold improvements are amortized over the terms of the related leases.

EARNINGS PER SHARE
     Earnings per share are calculated based on the weighted average number of Class B common shares outstanding during the year; 25,000 shares in 1995, 25,000 shares in 1994 and 27,500 shares in 1993.

RECLASSIFICATIONS
     Certain prior years' amounts have been reclassified to conform with the current year presentations.

NOTE 2. OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS
     OCC is the registered clearing agency for U.S. listed securities options. OCC issues, clears and guarantees option contracts traded on its Participant Exchanges. OCC clears options on several types of underlying interests including common stocks, foreign exchange, stock indexes, American depository receipts and interest rate composites. OCC also is the clearing agency for exercise settlements of foreign currency options and stock index options. OCC maintains lines of credit with major domestic and foreign banks in the amount of approximately $1.1 billion as of December 31, 1995. Of these lines of credit, $930 million are available to ensure the performance of the foreign currency settlement process in the event that a Clearing Member should fail to deliver foreign currency options on a timely basis; $150 million are available to reimburse OCC to meet any suspension obligations or to reimburse itself for bankruptcy losses; $20 million are available to meet working capital requirements incurred in the ordinary course of business. Commitment fees are paid to the issuing banks for these lines of credit.
     ICC clears, settles and guarantees futures contracts and options on futures contracts executed on its Participant Exchanges. ICC maintains lines of credit with major domestic and foreign banks in the amount of approximately $50 million as of December 31, 1995. These lines of credit are utilized to ensure performance of the foreign currency settlement process in the event that a Clearing Member should fail to deliver foreign currencies on a timely basis. Commitment fees are paid to the issuing banks for these lines of credit.
     OCC and ICC perform a guarantee function which ensures the financial integrity of the markets they clear. Consequently, OCC and ICC bear counterparty credit risk in the event that future market movements create conditions which could lead to Clearing Members failing to meet their obligations to OCC or ICC. OCC and ICC are thus exposed to off-balance-sheet risk, with respect to the securities broker dealers and futures commission merchants that are their respective Clearing Members.
     OCC and ICC reduce their exposure through a risk management program that strives to achieve a prudent balance between market integrity and liquidity. This program of safeguards, which provides substance to OCC's guarantee, consists of: rigorous initial and ongoing financial responsibility standards for membership; margin deposits (see Note 3); and clearing fund deposits (see Note 4).
     The carrying value of the Clearing Corporation's cash and cash equivalents approximates fair value because of the short maturities of those investments. Margin deposits (see Note 3) and clearing fund deposits (see Note 4) are presented at market value at December 31, 1995, in accordance with the rules of the Clearing Corporation.
     Neither OCC nor ICC assumes any guarantor role unless it has a precisely equal, and offsetting, claim against another Clearing Member. Therefore, the fair value of the open interest of options, futures and options on futures contracts cleared and settled by the Clearing Corporation is not included in the statements of consolidated financial condition.

NOTE 3. MARGIN DEPOSITS
     The rules and practices established by OCC's Membership/ Margin Committee provide that each Clearing Member representing the writer of an option must either deposit the underlying interest or maintain specified margin deposits in the form of cash, bank letters of credit, U.S. Government securities (as defined in the By-laws) or other acceptable margin securities ("valued securities"). The margin deposits of each Clearing Member are available to meet only the financial obligations of that Clearing Member to OCC. All margin deposits, except letters of credit, are held at securities depositories or banks. All obligations and non-cash margin deposits are marked to market on a daily basis. OCC also haircuts, on a daily basis, the value of equity securities and Government securities with more than one year to maturity in order to provide a cushion against price fluctuations. Valued securities are given margin credit at 60% of the daily exchange closing price. The margin credit granted for the securities of any one issuer cannot exceed 10% of a Clearing Member's daily margin requirement.
     The Rules of ICC provide that each Clearing Member, with respect to each option on futures contract for which it represents the writer, and with respect to each futures contract, is required to deposit and maintain specified margin in the form of cash, U.S. Government securities, or bank letters of credit.
     Under the Rules of the Clearing Corporation, bank letters of credit are required to be irrevocable except upon two full business days' prior written notice. Cash margin deposits which are held may be invested, and any interest or gain received or loss incurred on invested funds accrues to the Clearing Corporation. OCC's margin deposits are not included in the statements of consolidated financial condition.
     The values of underlying securities, Government securities (all foreign government securities are converted to U.S. dollars using the year-end exchange rate) and margin deposits at December 31, 1995 for the Clearing Corporation were approximately as follows:

 Underlying securities at market value                                   $  3,907,464,000
 Valued securities at market value                                          6,245,400,000
 Cash and temporary investments                                                12,983,000
 Bank letters of credit                                                     1,873,631,000
 Government securities deposited as margin
    (at market value at date of deposit, which
    approximates market value at December 31, 1995)                         1,009,098,000
                                                                        -------------------
 Total                                                                    $13,048,576,000
                                                                        ===================

     Further, as of December 31, 1995, OCC had on deposit Index Option Escrow Receipts which represent acceptable collateral on deposit with approved banks which OCC has accepted in lieu of margin for approximately 183,000 short index call contracts. At December 31, 1995, the market value of the index option contracts collateralized under the escrow receipts program approximated
$11 billion.
     OCC also maintains cross-margining arrangements with U.S. commodities clearing organizations, including ICC. Under the terms of the arrangements with the commodities clearing organizations, an OCC Clearing Member that is also a Clearing Member of a commodities clearing organization, or that has an affiliate that is a Clearing Member of a commodities clearing organization, may maintain cross-margin accounts in which the Clearing Member's positions in OCC-cleared options are combined, for purposes of calculating margin requirements, with positions of the Clearing Member (or its affiliate) in futures contracts and/or options on futures contracts. Margin deposits on the combined positions are held jointly by OCC and the commodities clearing organization and are available (together with any proceeds of the options and futures positions themselves) to meet financial obligations of the Clearing Member(s) to OCC and the commodities clearing organization. In the event that either OCC or the commodities clearing organization suffers a loss in liquidating positions in the cross-margin account, the loss is to be shared equally by OCC and the commodities clearing organization. Margin deposits in respect of cross-margin accounts may be in the form of cash, valued securities, U.S. Government securities or bank letters of credit. The value of margin deposits at December 31, 1995 for cross-margin accounts, which is included in the above table, was approximately $385 million.

NOTE 4.  CLEARING FUND DEPOSITS
     OCC and ICC maintain separate clearing funds to cover possible losses suffered by either of them should a Clearing Member, bank, or a securities or commodities clearing organization default. A Clearing Member's clearing fund deposit is based on its pro-rata share of options, futures or options on futures activity which is recomputed monthly. Therefore, the OCC and ICC clearing funds expand and contract in size in relation to activity in their respective markets. The OCC and ICC clearing funds mutualize the risk of default among all Clearing Members. The entire clearing fund is available to cover potential losses in the unlikely event that margin deposits and the clearing fund deposits of a defaulting Member are inadequate or not immediately available to fulfill that Member's outstanding financial obligations. In the event of a default, the Clearing Corporation is required, in the case of an exercise of a call option, to sell, and in the case of an exercise of a put option, to buy, the underlying interest covered by the option at the stated exercise price. In addition, in the event a futures contract or an option on futures contract remains open after the close of business on the last day of trading, ICC is required to purchase the commodity underlying the contract from the seller of the contract and to sell the commodity underlying the contract to the purchaser.
     Clearing fund deposits must be in the form of cash or Government securities (as defined in the By-laws), as the clearing fund is intended to provide the Clearing Corporation with an immediately available pool of liquid assets. Clearing Members may make clearing fund deposits in cash to the Clearing Corporation or an approved segregated funds account, or in Government securities to various securities depositories or banks. Cash deposits in non-segregated accounts may be invested and any interest or gain received or loss incurred on invested funds accrues to the Clearing Corporation.
     Cash in a segregated account is a demand deposit which is held in the name of the Clearing Corporation, which names an individual Clearing Member whose clearing fund obligation the deposit represents and which can only be withdrawn by the Clearing Corporation. These segregated funds cannot be invested by the Clearing Corporation. Clearing fund cash and securities deposits are included in the statements of consolidated financial condition. The total amount of the clearing funds (all foreign government securities are converted to U.S. dollars using the year-end exchange rate) at December 31, 1995 was as follows:

  Cash and temporary investments                          $    7,621,000
  Segregated funds accounts                                    5,776,000
  Government securities, at market value                     447,835,000
                                                          ---------------
  Total                                                     $461,232,000
                                                          ===============

     The clearing funds maintained by OCC and ICC were $458,874,000 and $2,358,000, respectively.

NOTE 5. COMMON STOCK, STOCKHOLDERS AGREEMENT AND AGREEMENTS WITH PARTICIPANT EXCHANGES
     OCC has Class A and Class B common stock, both with $10 par value, 60,000 shares authorized, 30,000 shares issued and 25,000 shares outstanding at December 31, 1995 and 1994. Treasury stock comprises 5,000 shares of Class A common stock and 5,000 shares of Class B common stock at a cost of $333,333. The Class B common stock is issuable in twelve series of 5,000 shares each. The Class B common stock is entitled to receive dividends whereas the Class A common stock is not. Upon liquidation of OCC, the Class A common stock would participate only to the extent of its par value.
     The By-laws of OCC provide that any national securities exchange or national securities association which meets specific requirements may become a participant by acquiring 5,000 shares of Class A common stock and 5,000 shares of Class B common stock.
     The purchase price for such shares will be the aggregate book value of a comparable number of shares at the end of the preceding calendar month, but not less than $250,000 nor more than $333,333.
     OCC is a party to the Stockholders Agreement and Restated Participant Exchange Agreement with its shareholders.
     The Stockholders Agreement provides that each stockholder appoint the members of the Nominating Committee of OCC as its proxy for purposes of voting its shares for the appointment of member directors, the Chairman of OCC as the management director and members of the following year's Nominating Committee. It also provides for the purchase by OCC of all of its stock owned by any stockholder under specified circumstances, but the obligation to pay the purchase price will be subordinated to OCC's obligations to creditors and the purchase price cannot be paid if the payment would reduce the capital and surplus below $1,000,000. If OCC is required to purchase its stock from any stockholder, the purchase price for the two years following the date the stockholder acquired its stock is the stockholder's purchase price paid reduced by $100,000 and, thereafter, the purchase price at the date of purchase is the lesser of the aggregate book value of the shares or the original purchase price paid less $80,000, $60,000, $40,000, $20,000 or zero after the second, third, fourth, fifth or sixth year, respectively, from the date of sale of such stock.
     The Restated Participant Exchange Agreement deals with the business relationship between and among OCC and each participant securities exchange and securities association. Likewise, ICC is a party to a Participant Exchange Agreement with its participant futures exchanges ("participant" or "participants"), which deals with the business relationship between ICC and each participant and among such participants.

NOTE 6. SALE AND BUY BACK AGREEMENTS
     Sale and Buy Back agreements outstanding, including amounts in margin and clearing fund deposits, averaged $49 million during 1995 and the maximum amount outstanding at any month-end during 1995 was $462.2 million. The amounts outstanding approximate the market value of the underlying securities.

NOTE 7. CLEARING FEES
     The Boards of Directors set clearing fees and determine the amounts of refunds, if any, based upon the current needs of OCC and ICC. The Boards of Directors have determined in the years ended December 31, 1995, 1994 and 1993 that refunds of clearing fees should be made to Clearing Members. Such refunds, which have been netted against clearing fees in the statements of consolidated income, amounted to $8,220,747, $9,292,468 and $6,273,980 for the years ended
December 31, 1995, 1994 and 1993, respectively.

NOTE 8. COMMITMENTS
     Minimum rental payments under non-cancelable operating leases (principally for office space and data processing equipment) in the aggregate and for the next five years in effect as of December 31, 1995, are as follows:

  Year Ended December 31                         Amount
  1996                                     $  6,240,000
  1997                                        5,313,000
  1998                                        4,251,000
  1999                                        3,458,000
  2000                                        2,673,000
  Thereafter                                  4,338,000
                                          -------------
  Total                                     $26,273,000
                                          =============

     Rental expense for the years ended December 31, 1995, 1994 and 1993 amounted to $11,026,000, $9,625,000 and $9,013,000, respectively.
Included in rental expense for 1995 is a $1,116,919 charge for vacating certain office space.
     Total minimum rentals to be received under non-cancelable subleases as of December 31, 1995 are $941,000. Rental income received under subleases for the years ended December 31, 1995, 1994 and 1993 amounted to $136,000, $253,000 and $211,000, respectively.
     The Clearing Corporation has employment agreements with certain of its senior officers. The aggregate commitment for future salaries at December 31, 1995, excluding bonuses, was approximately $1.5 million.

NOTE 9. RELATED PARTY TRANSACTIONS
     Certain exchanges and their affiliates provide some operational and other services on behalf of OCC for which expenses of approximately $94,000, $83,500 and $106,000 were incurred for the years ended December 31, 1995, 1994 and 1993, respectively.
     The Clearing Corporation also bills and collects transaction fees for the Chicago Board Options Exchange, Incorporated and the New York

Futures Exchange, Inc.; Fees billed and uncollected at December 31, 1995 and 1994 were $6,393,000 and $5,983,000 respectively, and are included in the statements of consolidated financial condition as Exchange billing receivable and payable.
     In 1992, OCC entered into a joint marketing effort with its Participant Exchanges to form The Options Industry Council ("OIC"). The total amounts expended by OCC on behalf of OIC for the years ended December 31, 1995, 1994 and 1993 were $2,000,000, $1,774,000 and
$2,075,000, respectively. The Participant Exchanges' share of OIC expenditures for the years ended December 31, 1995, 1994 and 1993 was $1,000,000, $889,000 and $1,034,000, respectively. At December 31,
1995 and 1994, the amounts due from Participant Exchanges were $709,000 and $880,000, respectively.
     Transactions between OCC and shareholder exchanges and their affiliates are settled by cash payments.

NOTE 10. INCOME TAXES
     The Clearing Corporation uses the asset and liability method in accounting and reporting for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The asset and liability method requires deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled and realized. Effective January 1, 1993, the Corporation adopted SFAS No. 109 which did not have a material effect on the consolidated financial statements of the Corporation.
     The provision for taxes on income is reconciled to amounts determined by applying the statutory Federal income tax rate (35% in 1995, 1994 and 1993) as follows:

  Year Ended December 31                                   1995                1994               1993
  Federal income tax at the statutory rates             $1,133,089          $1,751,273           $637,000
  Permanent tax differences                                 86,398              68,656             22,507
  State income tax effect                                  183,014             271,357             55,211
  Tax credits                                             (162,394)
  Other                                                    (38,831)            (47,875)           (18,200)
                                                        ---------------------------------------------------
  Provision for taxes on income                         $1,201,276          $2,043,411           $696,518
                                                        ===================================================

The deferred tax asset consists of the following:

 Year Ended December 31                                    1995                1994
 Compensation and employee benefits                      $1,065,137        $   994,894
 Other items                                                346,592            176,762
                                                        -------------------------------
 Current asset                                            1,411,729          1,171,656
                                                        -------------------------------
 Accelerated depreciation                                   452,315            329,514

 Capitalized start-up costs                                 256,600            410,559
 Lease write-off                                            424,429
                                                        -------------------------------
 Long-term asset                                          1,133,344            740,073
                                                        -------------------------------
 Total                                                   $2,545,073         $1,911,729
                                                        ===============================

NOTE 11. RETIREMENT PLANS
     The Clearing Corporation has a trusteed non-contributory retirement plan covering employees who meet specified age and service requirements. Retirement benefits are primarily a function of both years of service and the level of compensation during the highest consecutive five years out of the last ten years before retirement.
     The Clearing Corporation also has a funded supplemental executive retirement plan ("SERP"). Retirement benefits are primarily a function of both years of service and the level of compensation during the highest three non-consecutive years out of the last ten years before retirement.
     The Clearing Corporation's funding policies, subject to the minimum funding requirements of U.S. employee benefit and tax laws, are to contribute such amounts as are determined on an actuarial basis to provide the plans with assets sufficient to meet the benefit obligations of the plans.
     The components of net periodic pension cost were as follows:

  Year Ended December 31                                   1995                1994              1993
  Service cost                                         $   549,000            $562,000          $467,000
  Interest cost                                            967,000             816,000           644,000
  Actual return on assets                               (1,642,000)             63,000          (822,000)
  Net amortization and deferrals                           964,000            (722,000)          199,000
                                                       --------------------------------------------------
  Net periodic pension cost                            $   838,000            $719,000          $488,000
                                                       ==================================================

     Assets and liabilities for the Retirement Plan and SERP were measured as of September 30, 1995. The funded status as of December 31, 1995 is the same as the funded status as of September 30, 1995.
     The plans' funded status follows:

  Year Ended December 31                                            1995                 1994
  Actuarial present value of projected benefit obligation
  Vested benefits                                                $(9,989,000)         $(6,027,000)
  Nonvested benefits                                              (1,565,000)          (2,306,000)
                                                                -----------------------------------
  Accumulated benefit obligation                                 (11,554,000)          (8,333,000)
  Effect of future compensation increases                         (1,933,000)          (1,608,000)
                                                                -----------------------------------
  Projected benefit obligation ("PBO")                           (13,487,000)          (9,941,000)
  Plan assets at fair value                                       10,775,000            8,466,000
                                                                -----------------------------------
  Plan assets in excess of (less than) PBO                        (2,712,000)          (1,475,000)
  Unrecognized net (gain) loss                                     1,328,000              781,000
  Unrecognized net transition obligation                             101,000              114,000
  Unrecognized prior service cost                                    671,000               76,000
  Prepaid (accrued) pension cost                                    (612,000)            (504,000)
  Additional minimum liability                                      (558,000)                 --
                                                                -----------------------------------
  Prepaid pension cost/(pension liability)                        (1,170,000)                 --
                                                                -----------------------------------
  Intangible asset offsetting additional
  minimum liability                                               $  558,000            ($504,000)
                                                                ===================================

     The major assumptions used to determine the projected benefit obligation are 7.75% interest discount and 4.75% future salary increases as of December 31, 1995 and 8.5% interest discount and 4.75% future salary increases as of December 31, 1994. The expected long-term return on assets was 9.5% for both 1995 and 1994.
     The plans' assets consist primarily of listed common stocks, fixed income securities and units of certain trust funds administered by Harris Trust and Savings Bank.
     The Clearing Corporation also maintains a defined contribution plan qualified under Internal Revenue Code section 401(k) for eligible employees who elect to participate in the plan. Eligible employees may elect to have their salaries reduced by a percentage. This amount is then paid into the plan by the Clearing Corporation on behalf of the employee.
     The Clearing Corporation will make matching contributions to the participant's account subject to certain limitations. The Clearing Corporation's expenses for matching contributions to the plan for the years ended December 31, 1995, 1994 and 1993 were $401,000, $360,000 and $363,000, respectively.

NOTE 12. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
     Effective January 1, 1993, the Clearing Corporation adopted SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of postretirement benefits during the years an employee provides services.
     Eligibility for the Clearing Corporation's "Defined Dollar Benefit Plan" for employees and their covered dependents is based upon age and years of service at time of retirement.
     Net postretirement health care cost for 1995 and 1994 consisted of the following:

  Year Ended December 31                                  1995            1994
  Service cost                                        $  29,000        $  62,000
  Interest cost                                          43,000           82,000
  Expected return on assets                                  --               --
  Amortization of transition obligation                  28,000           28,000
                                                      --------------------------
  Net postretirement benefit cost                      $100,000         $172,000
                                                      ==========================

     The Clearing Corporation's postretirement health care plan currently is not funded. The status of the plan follows:

  Year Ended December 31                                  1995             1994
  Accumulated Postretirement Benefit Obligation
     (APBO):
     Active employees fully eligible for
         benefits                                      $(349,000)       $(580,000)
     Other active employees                              (46,000)         (50,000)
     Current retirees                                   (166,000)         (81,000)
                                                      ----------------------------
     Total                                              (561,000)        (711,000)
  Fair value of assets                                        --               --
  APBO (In excess of) less than fair
     value of assets                                    (561,000)        (711,000)
                                                      ----------------------------
  Unrecognized amounts:
     Transition obligation                               477,000          505,000
     Prior service cost
     Losses (gains)                                     (262,000)         (61,000)
                                                      ----------------------------
     Total                                               215,000          444,000
                                                      ----------------------------
  Accrued postretirement benefit cost                  $(346,000)       $(267,000)
                                                      ============================

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit was 9.90% in 1995, gradually declining to 5% by the year 2003 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rate for each year would not increase the accumulated postretirement benefit obligation or net postretirement health care cost under the Defined Dollar Benefit Plan.
     The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.75% in 1995 and 8.50% in 1994.

NOTE 13. CONTINGENCIES
     In the normal course of business, the Clearing Corporation may be subjected to various lawsuits and claims. At December 31, 1995, no litigation exists which management of the Clearing Corporation believes would have a material adverse effect on the consolidated financial statements of the Clearing Corporation.

INDEPENDENT AUDITORS' REPORT
The Options Clearing Corporation and Subsidiaries:

     We have audited the accompanying statements of consolidated financial condition of The Options Clearing Corporation and Subsidiaries (the "Corporation") as of December 31, 1995 and 1994 and the related statements of consolidated income and retained earnings and of consolidated cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation at December 31, 1995 and 1994 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP


Chicago, Illinois
January 29, 1996

                              SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this Registration
Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Chicago, and the State of Illinois on the 30th day of September, 1996.

                                   THE OPTIONS CLEARING CORPORATION


                                   By:  /s/ Wayne P. Luthringshausen
                                        -----------------------------
                                        Wayne P. Luthringshausen
                                        Chairman and Principal
                                        Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth below on September 30, 1996.

/s/ Wayne P. Luthringshausen                                    /s/ David Krell
-----------------------------------------------------           -----------------------------------------------------
Wayne P. Luthringshausen,                                       David Krell, Director
Chairman and Principal Executive Officer

/s/ Alfred J. Golden                                            /s/ William F. Devin
-----------------------------------------------------           -----------------------------------------------------
Alfred J. Golden, Director                                      William F. Devin, Director

/s/ Paul G. Stevens, Jr.                                        /s/ William A. Rogers
-----------------------------------------------------           -----------------------------------------------------
Paul G. Stevens, Jr., Principal Financial Officer               William A. Rogers, Director

/s/ Robert M. Greber                                            /s/ Douglas J. Engmann
-----------------------------------------------------           -----------------------------------------------------
Robert M. Greber, Director                                      Douglas J. Engmann, Director

/s/ Nicholas J. Fergadis                                        /s/ Harvey Silverman
-----------------------------------------------------           -----------------------------------------------------
Nicholas J. Fergadis, Principal Accounting Officer              Harvey Silverman, Director

/s/ M. Blair Hull                                               /s/ Freddy Enriquez
-----------------------------------------------------           -----------------------------------------------------
M. Blair Hull, Director                                         Freddy Enriquez, Director

/s/ Marc L. Berman                                              /s/ Nicholas A. Giordano
-----------------------------------------------------           -----------------------------------------------------
Marc L. Berman, Director                                        Nicholas A. Giordano, Director

/s/ Edward J. Joyce
-----------------------------------------------------           -----------------------------------------------------
Edward J. Joyce, Director                                       Joseph Stefanelli, Director

/s/ W. Gordon Binns, Jr.                                        /s/ Melvin B. Taub
-----------------------------------------------------           -----------------------------------------------------
W. Gordon Binns, Jr., Director                                  Melvin B. Taub, Director


                           POWER OF ATTORNEY

     Each person whose signature appears above authorizes Wayne P. Luthringshausen, or Paul G. Stevens, Jr., or George S. Hender, severally, to execute in the name of each such person, and file, any amendments to this Registration Statement necessary or advisable to enable registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject hereof, which amendment may make such changes herein as any of the above-named attorneys deems appropriate.

                             EXHIBIT INDEX

     The following documents are filed as a part of this Registration
Statement.

Exhibit Number                Description of Document
--------------                ------------------------

     5                        Opinion of Schiff Hardin & Waite*

     23.1                     Consent of Deloitte & Touche LLP

     23.2                     Consent of Schiff Hardin & Waite
                              (included in Exhibit 5)












-------------------
* To be filed by amendment